SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

SPORT CHALET, INC.

(Name of Subject Company (Issuer))

EVEREST MERGER SUB, INC.

(Names of Filing Persons (Offeror))

a wholly-owned subsidiary of

VESTIS RETAIL GROUP, LLC

(Names of Filing Persons (Parent of Offeror))

Versa Capital Fund II, L.P.

Versa Capital Fund II-A, L.P.

(Names of Filing Persons (Others))

Class A Common Stock, par value $0.01 per Share

(Title of Class of Securities)

849163209

(CUSIP Number of Class of Securities)

Class B Common Stock, par value $0.01 per Share

(Title of Class of Securities)

849163308

(CUSIP Number of Class of Securities)

Thomas Kennedy

Versa Capital Management, LLC

Cira Centre

2929 Arch Street

Philadelphia, PA 19104

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:

Alison S. Ressler

Rita-Anne O’Neill

Sullivan & Cromwell LLP

1888 Century Park East, 21st Floor

Los Angeles, CA 90067

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
N/A	N/A

*	Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form of Registration No. Not applicable	Date Filed: Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

This filing relates solely to preliminary communications made before the commencement of a tender offer for the outstanding shares of Class A common stock, par value $0.01 per share, and Class B common stock, par value $0.01 per share, of Sport Chalet, Inc. (“Sport Chalet”) by Everest Merger Sub, Inc. (“Purchaser”), a wholly owned subsidiary of Vestis Retail Group, LLC (“Parent”). The following document related to the proposed tender offer is attached as an exhibit to this communication:

•	Joint Press Release, dated June 30, 2014 (Exhibit 99.1)

The tender offer described herein has not commenced. This exhibit and the description contained therein is neither an offer to purchase nor a solicitation of an offer to sell shares of Sport Chalet. At the time the tender offer is commenced, Parent and Purchaser intend to file with the SEC a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal, and other documents relating to the tender offer and Sport Chalet intends to file a Solicitation/Recommendation Statement on Schedule 14d-9 with respect to the tender offer. Parent, Purchaser and Sport Chalet intend to mail these documents to stockholders of Sport Chalet. These documents will contain important information about the tender offer and stockholders of Sport Chalet are urged to read them carefully when they become available. Stockholders of Sport Chalet will be able to obtain a free copy of these documents when available and other documents filed by Sport Chalet with the SEC at www.sec.gov. In addition, stockholders will be able to obtain a free copy of these documents when available from the information agent named in the offer to purchase.

Item 12.  Exhibits

99.1	Joint Press Release, dated June 30, 2014

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